UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934
For the month of August, 2018
Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant's name into English)
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Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents
Item	Description
1	Loma Negra Relevant Event

City of Buenos Aires, August 14, 2018

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We address you in compliance with section 2, Chapter I, Title XII of the CNV Rules.

In this sense, we hereby notify you that LOMA NEGRA C.I.A.S.A. (LOMA NEGRA) has granted in favor of BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. (BLADEX), a guaranty for up to US$ 15,000,000 (US Dollars fifteen million) plus accrued interest and costs for the one year loan granted by the bank for the same amount to its subsidiary FERROSUR ROCA S.A. (FERROSUR). These funds will be used to cancel financial debts of FERROSUR, which are also guaranteed by LOMA NEGRA.

Sincerely,

___________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 15, 2018	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer